# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### February 14, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

### Sabine Pass Liquefaction, LLC

### File No. 333-192373 - CF#30445

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Sabine Pass Liquefaction, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on November 15, 2013, as amended.

Based on representations by Sabine Pass Liquefaction, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.13 | through December 20, 2017 |
| Exhibit 10.16 | through December 20, 2017 |
| Exhibit 10.17 | through December 20, 2017 |
| Exhibit 10.18 | through December 20, 2017 |
| Exhibit 10.19 | through December 20, 2017 |
| Exhibit 10.20 | through December 20, 2017 |
| Exhibit 10.21 | through December 20, 2017 |
| Exhibit 10.22 | through December 20, 2017 |
| Exhibit 10.35 | through December 20, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Elizabeth M. Murphy
Secretary